Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-142720

Chesapeake Energy Corporation

On May 9, 2007, the following email communication was sent by an officer of the company to representatives of several banking institutions to respond to hypothetical questions that had been raised in connection with our proposed convertible senior notes offering.

STATEMENTS INCLUDED IN THE E-MAIL COMMUNICATION

We have had multiple questions regarding our current debt offering. Hopefully you have been able to review details in the Prospectus Supplement filed Tuesday afternoon.

Some have questioned whether this offering is contrary to our statements on last week’s conference call. It is absolutely not. We stated that we find the debt markets to be attractive and the structure of this particular offering is the most appealing structure from our perspective.

The most simple way to describe the notes is as follows. We borrow $1 billion in CASH now and repay $1 billion in CASH in the future. Also, we are buying down the coupon rate by selling volatility in the form of embedded options on CHK shares. Pretty straight forward actually. The key feature of this structure is that it uses a net share settlement process. The entire principal is repaid in cash and the value increase above the conversion price is settled at the then current stock price. So very little dilution until the stock is well above the conversion price. Below is some hypothetical math that may help illustrate the mechanics.

Assumed current stock price	$35 per share
Assumed conversion premium	up 50% or $52.50 per share
Assumed additional shares	50% of base share amount
Assumed coupon	2.375%
Offering size	$1 billion

Base share amount	19.05 mm ($1 billion / $52.50)
Additional share amount	9.525 mm (19.05 * 50%) [This is for the embedded warrant that helps buy down the coupon and buy up the conversion premium. It also uses net share settlement]

Assuming CHK stock increases 10% per year for 10 years, CHK stock would then be $91 per share in 10 years. Under this scenario the economics at the end of 10 years would be as follows (note that I am using 10 years for this scenario as a result of the put/call features):

1) Save over 400+ bps on our borrowing base for 10 years (actually even more relative to straight debt)

2) Repay $1 billion in cash

3) Issue 8.06 mm shares for the base amount ($91—$52.50 = $38.50 value increase above conversion price; $38.50 * 19.05 shares = $733 mm of total value increase; $733 / $91 = 8.06 mm shares issued)

4) Issue 4.03 mm shares for the additional share amount ($91—$52.50 = $38.50 value increase above conversion price; $38.50 * 9.525 shares = $367 mm of total value increase; $367 / $91 = 4.03 mm shares issued)

The way I personally view the equity kicker is that if we invest the $40+ mm / year in interest savings and earn only a 10% rate of return, the future value of that cash flow would be $637 mm. If you divide that by 12.09 mm shares, it equates to issuing stock at $53 per share. Using the same logic and assuming we earn a 15% rate of return on the interest savings, the future value would be $812 mm resulting in issuing stock at $67 per share.

One other item to consider is how the transaction impacts future earnings. Near-term, it is accretive since interest expense is reduced (versus borrowing on our revolver) and our fully-diluted share count will not increase until CHK’s share price exceeds the conversion price of the new notes ($52.50 in the example above).

Clarification: The comparison of interest rates set forth above under point (1) above is based on a comparison of current rates applicable under the company’s revolving credit agreement as compared to a hypothetical coupon rate on the contingent convertible senior notes of 2.375% per annum.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jeff Mobley, Senior Vice President, Investor Relations and Research, collect at 405.767.4763.